Form C

Name of issuer: **Shaky Feelin' - Brand New Day, LLC**
Legal status of issuer:
    Form: **Limited Liability Company**
    Jurisdiction of Incorporation/Organization: **California**
    Date of organization: **10/4/2021**

Physical address of issuer: **19045 KITTRIDGE ST, Apt 49, RESEDA, CA 91335**
Website of Issuer: **shakyfeelin.com**

Name of intermediary through which the offering will be conducted: **Music Benefactors**

CIK number of intermediary: **0001808550**
SEC file number of intermediary: **7-231**
CRD number, if applicable of intermediary: **309083**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
7.5% of the offering amount upon a successful fundraise (raise minimum target goal) and intermediary be entitled to reimbursement for out-of-pocket third-party expenses it pays or incurs on behalf of the issuer in connection with the offering. The intermediary collects a minimum fee of $5000 upon a successful offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: **No**

Type of security offered: **Royalties – Class B Units**
Target number of securities: **25,000**
Price (or method for determining price): **$1.00**
Method for determining price: **Pro-rated portion of the total principal value of $25,000; units will be sold in increments of $1.00**
Target offering amount: **$25,000**
Oversubscription: **Yes**
If yes, disclose how oversubscriptions will be allocated: **First Come First Serve**
Maximum offering amount (if different from target offering amount):**$100,000**
Deadline to reach the target offering amount: **6/1/2022**

NOTE: If the sum of the investment commitments does not equal or exceed the target

offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
Current number of employees: **1**

Item	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/ Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
AK, AL, AZ, AR, CA, CO, CT, DE, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, PR, DC

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: **Shaky Feelin'- Brand New Day LLC**

ELIGIBILITY

2. Check the box to certify that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding: **No**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director: Dan Agnew
Principal Occupation: Managing Member
Main Employer: Funzalo Records
Year Joined as Director: 2021

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

N/A

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer: Dan Agnew
Positions Held: Manager
Year Joined: 2021
Current Employer: Funzalo Records (2015-present)
Title: Manager

Mark Masson (guitar & vocals)
Jeff Hiller (bass guitar)
Paul Menchaca (drums & vocals)
Cameron Probe (drums & percussion)
Franklin Murphy (keys & vocals).
 Employer: Shaky Feelin' Band (2015 – present)
 Employer's principal business: Recording artists at Shaky Feelin'

List all positions and offices with the issuer held and the period of time in which the officer served in the position or office:

N/A

(for 4. And 5.) Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Mark Masson (guitar & vocals)
Jeff Hiller (bass guitar)
Paul Menchaca (drums & vocals)
Cameron Probe (drums & percussion)
Franklin Murphy (keys & vocals).
 Employer: Shaky Feelin' Band (2015 – present)
 Employer's principal business: Recording artists at Shaky Feelin'

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Dan Agnew		**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview:

Ventura, California is home to this powerhouse of a quintet, noticeable for their groove-based double drum sound and shredding guitar solos, memorable for catchy songs and the fun had dancing the night away at a Shaky Feelin' show. A high energy jam band mixing the elements of rock, reggae, bluegrass and funk to create one of the most memorable live shows you'll ever see! They draw inspiration from bands like Phish, the Grateful Dead, Sublime, the Disco Biscuits, and The Beatles, then deliver an evening of music that can only be described as the Shaky Feelin' sound. The group consists of Mark Masson (guitar & vocals), Jeff Hiller (bass guitar), Paul Menchaca (drums & vocals), Cameron Probe (drums & percussion) and Franklin Murphy (keys & vocals). The creativity of the band allows for amazing song writing with a "let's never play it the same way twice" attitude. With no fear of improvisational experimentation on stage, true communication, and strong musicianship this band has the ability to create powerful music that leaves a lasting impression. Shaky Feelin' shows are a positive high-energy journey that quickly gets people to their feet, and leaves everyone filled with music, joy, and that... Shaky Feelin'!
Shaky Feelin' has been playing primarily in the SW region of the US and Colorado for the past 5 years and is looking to expand their fan base and reach by playing shows and festivals across the US. Some of the venues the band has played include; The Great American Music Hall, The Teragram Ballroom, The Troubadour, The Mint, Saint Rocke, The Canyon Club, and many others. Recent festivals include Lucidity Crossroads 2016, Apple Jam 2015, Tecopa Takeover 2015 & 2016, and The Ventura County Fair to name a few. Shaky Feelin' has also opened for, shared the stage with, or performed after parties for Dragon Smoke, Cosmik Playground (members of Zappa/Umphrey's and more), Vince Herman, Phish at Dick's, Robert Randolph, Melvin Seals, The Motet, Particle, Dark Star Orchestra and more.
Shaky Feelin' creates a rich musical experience, playing off the energy of each other on stage

and from the energy of their fans getting shaky on the dance floor in front of them. Danceable grooves flowing through genres with alternating vocal and instrumental melodies keep listeners interested and yearning for more, knowing they'll hear something new yet familiar that commands to be seen, heard and felt over and over again.

Project Description:
Shaky Feelin - Brand New Day LLC is raising capital through a Reg CF Offering to fund and market the new album "Brand New Day." The band is seeking $25,000.

Investor Participation:
Funzalo Records, the owner of the master recordings from the album "Brand New Day" has completed an assignment of royalties from the album to investors in the Shaky Feelin - Brand New Day LLC. (See addendum). Depending on the amount raised in the Reg CF offering, Funzalo will assign 12.5%-49% of royalties to new investors. $25,000 raise will receive 12.5% share of the royalties generated. Oversubscription of $100,000 will receive 49% of the royalties. Band members and Funzalo records will receive the remaining royalties.

Sale of Master Recordings:
In the event of a sale of the master recordings of Brand New Day by Funzalo Records investors the LLC will receive 12.5%-49% of the sale proceeds.

Investor Buyout:
Funzalo Records, the managing member of the LLC and/or the band members have the right to purchase the investors' interest in the royalties for 5 years from the date of the offering completion at a cost of two times the principal investment.

Term of Royalties to Investors:
Investors will receive royalties for five years once the album starts generating royalties.At the end of five years, the investors will no longer receive royalties.

Revenue Streams:
The Company will mainly earn revenues through digital streaming and download mastering royalties. Once the Album is finished, the Album will be available on music streaming service provider platforms, which includes but is not limited to: Amazon Music, Apple Music, Google Play Music, Spotify, Tidal, and YouTube Music. Typically, these platforms pay out anywhere from $3-$7 per 1000 streams.

Key Partnerships and Advisers:

Mike Lembo, President of Funzalo Records and Artist Manager

Long Island native Mike Lembo is a self-made man who helped develop careers that have stood the test of time in the notoriously fickle music business, where he has plied his trade for more than 45 years. Lembo's own resume includes credits as an artist and producer manager (Mike's Artist Management), record label owner (his indie Deli Platters, the BMG-distributed First Warning, Funzalo Records), music publisher, film/TV synch licenser and talent executive. More than the gold and platinum records which line his office walls, Lembo is proud to note that he has continued to achieve his initial goal to "make artists' dreams come true." As a kid, Lembo played drums in suburban garage bands, something he continued when his family moved to south Florida in 1968, where he partied his way through a semester at the University of Florida and found himself sharing the stage with local phenoms Mudcrutch – featuring Tom Petty, Mike Campbell, Benmont Tench and Randall Marsh. Lembo became the group's de facto manager. That auspicious beginning was just the start of Mike Lembo's impressive run in the music business. His eclectic management resume includes a three-decades-plus professional relationship with tunesmith Jules Shear, working together on the influential Unplugged series on MTV. Shear – who was also in the Scott Litt-produced band Reckless Sleepers with anotherLembo client, Conan O'Brien band leader Jimmy Vivino --penned hit songs for Cyndi Lauper ("All Through the Night," "I'll Kiss You"), the Bangles ("If She Knew What She Wants"), Til Tuesday ("[Believed You Were] Lucky") and Alison Moyet ("Whispering Your Name"), among others. There were also stints managing legendary jam band rockers NRBQ, breakout new wavers Robin Lane and the Chartbusters, Australian post-punk group The Church, Americana icons the North Mississippi Allstars, Tucson psych-rockers Sidewinders, Jamaican pop-reggae act the Jolly Boys, U.K. tunesmith Martin Briley, L.A. cult artists Divine Weeks, singer/songwriter Brian Lopez, world-class roots banjo player Tony Furtado, MTV poetry slam Todd Colby, Chicago power pop pioneers The Pez Band and kickass Austin rock band the Mother Truckers. Lembo also managed a number of Grammy-winning producer/engineers, including Paul Q. Kolderie/Sean Slade (Radiohead, Hole, Pixies), Stuart Sikes (Loretta Lynn, Cat Power), Jim Dickinson (The Replacements, Big Star, Alex Chilton, Willy DeVille, Toots and the Maytals), Nick Raskulinecz (Foo Fighters, Stone Sour, Mastodon), Albhy Galutin (Saturday Night Fever, Jellyfish), Bill Drescher (Bangles, Allman Brothers, Rick Springfield), Peter Coleman (Pat Benatar, Steve Earle), Waddy Wachtel (The Church) and Dusty Wakeman (Dwight Yoakam, Lucinda Williams). Among the executives he worked closely with along the way were such industry icons as Jerry Wexler, Mo Ostin, Lenny Waronker and Clive Davis.

After Gainesville, Mike moved to the Boston area, where he became a booking agent at Pretty Polly Productions, a company that still exists to this day. It was then he discovered Robin Lane, signing her to a publishing deal at MCA Music at the cusp of the New Wave in the mid-to-late '70s. and began releasing singles on his indie label, Deli Platters, started with the money from the advance. Lane's popularity spread through the New England region, where she was making good money on the college circuit, eventually attracting the attention of Warner Bros. Records, with the legendary Jerry Wexler signing her to a recording contract – she was the 11th video played on the fledgling MTV network. Other Lembo signings during this period included the fusion jazz-oriented John Payne Band – featuring the saxophone player from Bonnie Raitt's band who also played on Van Morrison's Moondance album -- for whom he secured a deal with Clive

Davis' Arista Records as part of the label's "Freedom" series. Moving from Boston down to New York, Lembo began adding to his management roster, with his philosophy on talent being "finding artists who write great songs and are able to perform them." At the same time, he became a consultant to MCA Music Publishing, where he was hired by Leeds Levy, and signed Jules Shear as the very first client to his music publishing entity after the company passed. Shear gained success from writing two songs on Cyndi Lauper's She's So Unusual album ("All Through the Night" and a co-write on "I'll Kiss You"). During this time, he worked with cult favorite rock/country jam band NRBQ – as well as its renowned chief guitarist/songwriter Al Anderson -- signing them to Mercury Records for the acclaimed At Yankee Stadium album, which helped create the myth around the beloved group. One of Lembo's mainstream successes were Aussie new wavers The Church, whom he got signed to Clive Davis' Arista Records, where he helped create one of that label's true rock success stories. The final release, Starfish, sold more than a million worldwide, reaching #7 on the Billboard 200, thanks to the single, "Under the Milky Way," which peaked at #2 on the Mainstream Rock Tracks chart and #24 on the Hot 100.

Lembo began representing album producers long before it became commonplace. His first clients were Paul Q. Kolderie and Sean Slade, whom he discovered when they produced a Nashville alternative metal band called Clockhammer that he was trying to sign to EMI. A year later, that company's Nick Gatfield asked Lembo for their names and hired them to produce Radiohead's 1993 debut album, Pablo Honey, which featured their breakthrough single, "Creep." During this time, Lembo also managed the Del Lords, Garland Jeffries, Anton Fier and the Golden Palominos and the Sidewinders, the latter of which brought him to the college town of Tucson, AZ, where he built up his independent label, Funzalo Records, publishing company and Mike's Artist Management, where he worked with the likes of Brian Lopez, Tony Furtado and the Mother Truckers, NRBQ, producer Jim Dickinson (with whom he started a publishing company) and the North Mississippi Allstars. He has built and sold several music publishing companies along the way, with clients ranging from NRBQ's Al Anderson, who wrote "You're Gonna Be a Sorry Man" for Hank Williams, Jr., to The Woods' Terry Anderson, whose "Battleship Chains" was a hit for the Georgia Satellites.

Customer Channels:
The Company will rely on Shaky Feelin's established fan base to download and stream the Album's music, which will generate mastering royalties. Shaky Feelin' has already developed a strong fan base through their past music projects. The Company will continue to rely on this strong fan base to continue to listen to the Album to earn revenues. To attract more customers, the Company has developed a robust marketing strategy. The Company will use data analytics to identify new demographics/ regions to market the Album. The Company will use targeted social media ads such as Facebook Ads, Instagram Ads and YouTube ads based on this analysis. Shaky Feelin' also plans on going on tour to promote the Album and attract new customers.

Risk Factors

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Newly formed company with limited operating history: The Company has a limited operating history and has not generated any revenues from its primary project. The Company relies on the artist's past streaming numbers as a good indicator of performance for this upcoming project.

Competition: The Company faces competition from other companies/ individuals with better funding or more experience in the industry. These competitors include other music artists worldwide. Many of these artists may have access to other financial, technical, and human resources, which could give them advantages in developing and marketing their music. These competitors can take away market share from the Company, which could significantly impact revenues.

Dependence on key personnel: The Company's future success depends, in a significant part upon the continued service of the management team, specifically Mark Masson (guitar & vocals), Jeff Hiller (bass guitar), Paul Menchaca (drums & vocals), Cameron Probe (drums & percussion) and Franklin Murphy (keys & vocals)., the band's founding members. The Company's success is dependent on the ability of the founding members and the band to record, produce and distribute the Album. The loss of the management team and/or band members could have a material adverse effect on the company to produce the Album.

Piracy: The proliferation of unauthorized copies and piracy of the Album could result in a reduction in royalties that the Company receives from legitimate sales. There is no guarantee that the Company's efforts to enforce its rights and combat piracy will be successful.

Streaming royalties range: The Album may be streamed on many different digital service providers. Each digital service provider may have a different rate on royalties per stream based on their business model. Additionally, industry rules and changes can affect this royalty payout. Since streaming royalties for the Album are the main source of revenues for the "Company", variations in payouts can impact returns for investors.

Audience appeal: The Company's main source of revenue will be from the artist's upcoming Album. The Company will rely on Shaky Feelin''s current fan base and the Album's ability to attract new fans to play and share the new music to increase total plays, which equates to greater royalties. Since audience appeal depends on critical reviews and changing public taste, predicting audience appeal can be unpredictable, which can affect the success of the Company.

Limited rights for investors: Class B Unit Holders will not have any voting rights in the Company. All business and creative decisions with regard to the Album shall be made solely by Manager and band members, which includes but is not limited to producing and marketing the Album. Investors will not have any right to rescind, terminate or enjoin the exploitation of the Album with any rights granted to, any distributor or licensee under any agreement entered into by the Manager.

Indemnification: Under certain circumstances the manager and band members will be indemnified for any liabilities or losses against all claims, demands, liabilities,costs, expenses, damages, losses, suits, proceedings and actions, whether judicial, administrative, investigative or otherwise, of whatever nature, known or unknown, liquidated or unliquidated. Indemnification under such provision could reduce or deplete assets of the Company. Recording and production: There are substantial risks associated with recording and producing music, including death or disability of key personnel, inability to stick to budget or recording timelines, and other factors causing delays. These potential problems may increase cost of recording or producing or may cause the entire project to be abandoned.

Potential need for additional financing: There is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the Company and Manager project. Companies with limited operating histories, such as the Company and the Manager, do not always use capital in the most efficient manner. Thus, the Company and the Manager may need to raise additional capital to fund future operations and satisfy future capital requirements of the Company. Failure to raise additional needed funds may have an adverse effect on the Company. Additionally, any additional funds raised will result in dilution of each investment. The Company and the Manager do not anticipate that additional financing will need to be obtained, but there can be no assurance that additional capital will not be needed.

Illiquidity of investment: There is no public market for the securities being sold in this offering. In addition, no sale, transfer or assignment of securities will be permitted unless authorized by the Manager of the Company. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency and the securities may not be readily accepted as collateral for a loan.

Uncertainty of projections: Projected future cashflows are based on certain assumptions and other information available to the management team including past performance on previous projects of the management team. These assumptions and future events are inherently uncertain and unpredictable. Each investor should be aware that neither the Company nor the management team guarantees or warrants any specific projected results of an investment in the Company. Investors should seek professional counsel to determine their suitability of an investment in the Company and tax consequences resulting therefrom. The Company does not guarantee that the list of risk factors above is a complete explanation of the risks involved in an investment in the Company.

THE OFFERING

9. What is the purpose of this offering:

The Company intends to use the net proceeds for this offering to produce and promote the Album, Shaky Feelin' Brand New Day. The Company expects but cannot specify with certainty to use the net proceeds from the Offering in the manner described below. Therefore, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering:

If $25,000 is raised the funds will be used to finish recording and producing the Album and market the Album. This is a rough breakdown of the use of the funds:
Recording: $6,000
Marketing: $12,500
Music Video: $4,000
Legal/ Miscellaneous: $2,500

If $100,000 is raised, will use the funds to finish recording and producing the Album and market the Album. This is a rough breakdown of the use of the funds:
$6,000- Recording
$2,500- Packaging
$15,000- Videos
$10,000- Manufacturing Cds and Vinyl
$44,000- Marketing and Advertising
$6,000- Publicity
$10,000- Tour Support
$7,500- Offering Costs

11. How will the issuer complete the transaction and deliver securities to the investors:

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment: When an Investor decides to invest in the Company, the investor will go through a four-step investment process on Music Benefactors ("Portal"): 1. Select investment amount and agree to the terms and acknowledge the disclosures. 2. Investor will sign Investor Agreement via an e-signature. 3. Investor will input payment information that will be used to complete the transaction. 4. Investor will finish the investment and will receive a notification email pursuant of Reg CF. Rule 303(d).

2. Transfer of Funds: After confirming that Investor has completed the investment process, the Portal will export the transaction information to a third-party bank to process the transaction. If the transaction is successful, the funds will be transferred to an escrow account equal to the transaction amount and a confirmation message will be sent to the Portal. If the transaction is unsuccessful, the third-party bank will notify the Portal that the transaction was unsuccessful, and no transaction amount would be processed. The Portal will decline the Investor Commitment and will notify the Investor that his/her investment commitment could not be processed.

3. Original Deadline Closing: If the minimum target offering amount is met by the deadline date disclosed on the Company's deal page and on the Form C, the Investor funds will be transferred from escrow to the Company's account. If the minimum target offering amount is not met by the deadline date, the Investor funds will be returned to Investor's account.

4. Early Closing: If the target offering amount is met prior to the deadline date, the Company may choose to close the offering earlier, but no earlier than 21 days after the date on which the offering went "live" or when the Form C was submitted and became posted on the Company deal page on the Portal's website. The Company will notify the Portal that it wishes to close the offering early. The Portal will send out a Notice of Early Completion of Offering email pursuant of Reg. CF Rule 304(b) at least five days prior to the new deadline. At the time of the new deadline assuming that the offering still meets the target offering amount after any cancellations, the Investor funds will be transferred escrow to the Company's account.

5. Investor Agreement: If the offering successfully closes, each investment will be recorded in the Company's books and records. Investors will be able to see their investment in their dashboard on the Platform under "My Investments." Under each transaction, the Investor will also be able to view and download the Investor Purchasing Agreement.

12. How can an investor cancel an investment commitment:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

An Investor's right to cancel: An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/ or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days or receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that Investor is required to receive. If a material change occurs within five days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not meet minimum target amount, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Investor will receive a notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel: The Company has the right to cancel the Investment Agreement you will execute with us for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be

returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

Security Type: Royalties

Type of Security: Class B Units

Distributions shall be made in accordance with the following priorities:

1. **Distribution shall be made on a pro-rata basis. The $25,000 raise will represent 12.5% of the equity in the LLC and receive 12.5% of the royalties from the project if/when they are generated.**

14. Do the securities offered have voting rights: **No**

15. Are there any limitations on any voting or other rights identified above: **Yes: There are no voting rights**

16. How may the terms of the securities being offered be modified:
The terms of the securities may not be modified

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes

comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.: **N/A**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above:

Investors in Class B Units do not have any voting rights in the Company. As a result, majority voting shares holders, specifically Class A Unit holders could limit Investor rights in a material way. For example, those voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer: **No**

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered:

The Manager pursuant of article 4 is vested with full, exclusive, and complete discretion, power, and authority, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated. Therefore, the Manager may make decisions that the Investors disagrees with or that negatively affects the value of the Investor's securities in the Company and the Investors will have no recourse to change these decisions. The Manager will try to make decisions that are in the Company's best interest.

For example, voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate

actions

The securities being offered in this Regulation Crowdfunding raise have been determined by the Company as a direct ratio to the budget of the Album. The Company did not employ investment banking firms or other outside organizations to make an independent evaluation. The offering price should not be considered to be indicative of the actual value of the securities offered pursuant to this Form C.

In the future, these securities will be valued taking into account factors that are industry standard:

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Manager will make strategic decisions for the Company and the Investor will have no independent right to name or remove a member or officer of the Management of the Company. The value of the Investor's securities in the Company will largely depend on the Album's ability to generate royalties. There are many factors that will determine the Album's success. Other risks can be found under question 8.

The Company may sell securities to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction.

The Company may also choose to sell the Company to a third party. Minority ownership holders will likely have little to no control of this decision, which could affect the return on investment.

23. What are the risks to purchasers associated with corporate actions including:
    • additional issuances of securities,
    • issuer repurchases of securities,
    • a sale of the issuer or of assets of the issuer or
    • transactions with related parties?

Additional Issuances of Securities:

The Issuer may decide to issue additional issuances of securities to entice strategic partners or seek more funding. These new securities may dilute the Investor's interest.

Issuer Repurchases of Securities:
The Issuer may have the authority to repurchase securities from the Investor, which may serve to decrease any liquidity in the market for such securities.

A sale of the issuer or of assets of the issuer:
The Manager may decide to sell part of, or all of the Company as written in the operating agreement. There can be no guarantee that the value received by the Investor from this sale including any remaining fair market estimate remaining in the Company will be equal to or exceed the Investor's initial capital contribution to the Company.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Manager of the Company will be guided by his/her good faith judgement as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its LLC Members. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:
The Company has no debts.

25. What other exempt offerings has the issuer conducted within the past three years? **None**

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer;
> (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
> (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
> (4) any immediate family member of any of the foregoing persons.

No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history: **No**

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Management's Discussion and Analysis of Financial Condition and Results of Operation:
Below is the following discussion and analysis of our financial condition and results of operation. In conjunction with this, you should also review our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, included forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview:
The Company will create the Album, Shaky Feelin' Brand New Day and distribute it on all major digital streaming platforms. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones:

Shaky Feelin' Brand New Day LLC was incorporated in the state of

California in October 2021. Since then, we have:

-The Company has partnered with The Orchard, an independent music distributor to release the Album on the major digital streaming platforms

Historical Results of Operations:

The company was formed in October 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.
-Revenue and Gross Margin: For period ending September 30, 2021, the Company has revenues of $0.
-Assets: As of September 30, 2021, the Company has total assets of $0, including $0 in cash.
-Liabilities: The Company has liabilities of $0.00 for 2021

Liquidity and Capital Resources:

After this offering closes, if we hit our minimum funding target, our project should have enough funds to produce and promote the Album. We will likely not require additional financing in addition to the proceeds from the Offering to fund and promote the Album. However, given the uncertainty of unforeseeable events, the Manager may choose to raise more funds. Although

capital may be available for early-stage companies, there is no guarantee that the Company will receive any investment from investors.

Runway and Short/ Mid Term Expenses:

Shaky Feelin' -Brand New Day LLC as of October 2021, has $0 cash in hand, averaged $0/ month revenue, averaged $0/ month in cost of goods sold, and averaged $0/ month in operational expenses, for a $0/ month in average burn rate. Our intent is to be profitable in 2 years from when the Album is released.

In the next three months, we plan on producing the Album, at which point we would incur a large amount of the expenses. The total projected cost to produce the Album is $25,000

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See Appendix, B, Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or m is demeanor:
        (i) in connection with the purchase or sale of any security: **No**
        (ii) involving the making of any false filing with the Commission: **No**
        (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

  (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security: **No**
        (ii) involving the making of any false filing with the Commission: **No**
        (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal

securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> (i) at the time of the filing of this offering statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer: **No**
> > (B) engaging in the business of securities, insurance or banking: **No**
> > (C) engaging in saving s association or credit union activities: **No**

> (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10- year period ending on the date of the filing of this offering statement: **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
> (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal: **No**
> (ii) places limitations on the activities, functions or operations of such person: **No** (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock: **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
> (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder: **No**
> (ii) Section 5 of the Securities Act: **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade: **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was

the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued: **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations: **No**

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
        (1) any other material information presented to investors; and
        (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on is available in
                                    https://musicbenefactors.com
the appendixes below:

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website

 at: https://skakyfeelin.com

The issuer must continue to comply with the ongoing reporting requirements until: (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

Appendix:

Document A:Financial Certification

 Document B: Subscription Agreement

Document A:

November 12, 2021

Financial Certification

I, Dan Agnew, Managing Member of Shaky Feelin'-Brand New Day, a California Limited Liability
Company established October 4, 2021, certify that the information presented in the SEC form C
and Offering Statement required for a Regulation CF Offering including all financial data is
correct.

Shaky Feelin'-Brand New Day LLC is a newly created company with no previous operating
history and therefore has no previous financial statements to certify.



Signature



Date

Document B

Shaky Feelin'-Brand New Day LLC

Subscription Agreement

THIS SUBSCRIPTION AGREEMENT (this "**Agreement**") is entered into by and between Shaky Feelin'-Brand New Day, LLC, a California Limited Liability Company (the "**Company**"), and the undersigned Subscriber in the Company ("**Subscriber**") as of [DATE]. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to in the Operating Agreement provided herewith by and among the Managers and the Members identified therein (the "**Operating Agreement"**).

WHEREAS, the Company has been formed as a limited liability company under the laws of the State of California by the filing of its Shaky Feelin'-Brand New Day LLC Certificate in the office of the Secretary of State of the State of California;

WHEREAS, the existing Members and the Managers have set out fully in the Operating Agreement their respective rights, obligations and duties with respect to the Company and its assets; and

WHEREAS, Subscriber wishes to purchase from the Company, and the Company wishes to issue to Subscriber, a membership interest in the Company in the form of a number of units, each represented by a capital commitment in the aggregate amount of $1.00(a "**Unit**");

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

1. Subscription for Units.

1.1 Agreement to Sell and Purchase. Subscriber hereby agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, subject to Section 2.2 (Rejection of Subscription) of this Agreement, the number of Units set forth below Subscriber's signature on the signature page hereto (the "**Purchased Units**"), all subject to the terms and conditions set forth in this Agreement.

1.2 Consideration. In consideration of the issuance and sale of the Purchased Units, Subscriber agrees to make (a) an Initial Capital Contribution to the Company in the manner set forth in the Offering Document (the terms of which provision are incorporated herein by reference) and (b) a commitment to make additional capital contributions to the Company as described in the Operating Agreement.

2. Closing.

2.1 <u>Closing Date.</u> The Closing of the purchase and sale of the Units shall occur at a time, date, and place designated by the Company; <u>provided</u>, <u>however</u>, that in no event shall the Closing occur more than 30 days after the execution of this Agreement.

2.2 <u>Rejection of Subscription.</u> At or before the Closing, the Company may, in its sole discretion and for any reason, elect not to accept the subscription of Subscriber, in whole or in part. If the Company rejects such subscription, the Company shall refund to Subscriber all funds submitted by Subscriber to the Company in connection with such rejected subscription.

2.3 <u>Default.</u> If Subscriber fails to perform his obligations hereunder within five days after receipt of notice by the Company to Subscriber of such failure, the Company may, at its sole option: (a) if such failure occurs prior to the Closing, refuse to issue the Purchased Units to Subscriber; or (b) if such failure occurs after the Closing, result in the reversion of all rights, title and interest in the Units to the Company and a rescission of the transactions contemplated hereby.

2.4 <u>Failure of Closing to Occur.</u> The Company shall have no liability to Subscriber for (a) the failure of the Closing to occur or (b) its failure to issue the Purchased Units to Subscriber.

2.5 <u>Obligations of Subscriber.</u> At the Closing, Subscriber shall execute the Operating Agreement and such other documents as are deemed by the Company to be appropriate, advisable or necessary to consummate the transactions contemplated hereby and thereby.

2.6 <u>Subscription Irrevocable.</u> Except as provided under applicable state securities laws, this subscription is and shall be irrevocable on the part of Subscriber.

3. Representation and Warranties of Subscriber.

Subscriber hereby represents and warrants to the Company as follows:

3.1 <u>No Conflicts.</u> The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate any terms of any material contractual restriction or commitment of any kind or character to which Subscriber is a party or by which Subscriber is bound.

3.2 <u>Risk of Loss.</u> Subscriber is able to bear the substantial economic risks of an investment in the Company and to sustain a complete loss of such investment. Subscriber recognizes that the acquisition of the Purchased Units involves a high degree of risk. Subscriber is cognizant of and understands all of the risks related to the purchase of the Units, including those set forth inSection 3.7 (Restrictions on Transfer) of this Agreement pertaining to transferability. Subscriber has adequate net worth and means of providing for his current needs and possible personal contingencies and has no need for liquidity in this investment.

Subscriber's commitment to investments which are not readily marketable is not disproportionate to his net worth and his acquisition of the Purchased Units will not cause his overall commitment to such investments to become excessive.

3.3 Access. Subscriber acknowledges that all documents, records and books pertaining to this investment have been made available for inspection by him, his counsel, and his accountants. Counsel and accountants for Subscriber, and Subscriber himself, have had the opportunity to obtain any additional information necessary to verify the accuracy of the contents of the documents presented to them, and to confer with and to ask questions of, and receive answers from, representatives of the Company or persons authorized to act on its behalf concerning the terms and conditions of this investment and any additional information requested by Subscriber or his representatives. In evaluating the suitability of this investment in the Company, Subscriber has not relied upon any representations or other information (whether oral or written) other than as set forth in any documents or answers to questions furnished by the Company. Subscriber is making this investment without being furnished any offering literature other than the documents or answers to questions described above.

3.4 Investment Intent. The Purchased Units are being acquired by Subscriber for the account of Subscriber, for investment purposes only, and not with a view to, or in connection with, any resale or distribution thereof. Subscriber has no contract, undertaking, understanding, agreement or arrangement, formal or informal with any person or entity to sell, transfer or pledge to any person or entity all or any part of the Purchased Units, any interest therein or any rights thereto, and Subscriber has no present plans to enter into any such contract, undertaking, agreement or arrangement.

3.5 Reliance on Representations. Subscriber understands that no federal or state agency has passed on or made any recommendation or endorsement of the Units. Subscriber further understands that the Company, in offering the Purchased Units for sale to Subscriber, is relying on the truth and accuracy of the representations, declarations, and warranties made by Subscriber herein and in the investor suitability questionnaire completed, executed and delivered by Subscriber to the Company contemporaneously herewith.

3.6 No Registration. Subscriber acknowledges that, because the Units have not been registered under the Securities Act of 1933 (the "**Securities Act**"), and because the Company has no obligation to effect such registration, Subscriber shall continue to bear the economic risk of his investment in the Purchased Units for an indefinite period.

3.7 Restrictions on Transfer. Subscriber agrees that he will not sell or otherwise transfer the Purchased Units other than in accordance with the terms and conditions of the Operating Agreement. It is understood that the Units cannot be liquidated easily, that no public or other market exists for the Units, and that no such market is expected to develop. Subscriber is aware that, because the Purchased Units have not been registered under the Securities Act or applicable state securities laws, any resale

inconsistent with the Securities Act or applicable state securities laws may create liability on Subscriber's part or the part of the Company, and agrees not to assign, sell, pledge, transfer or otherwise dispose of the Units unless they are registered under the Securities Act and applicable state securities laws, or an opinion of counsel satisfactory to the Company is given to the Company that such registration is not required. Subscriber is aware that the Company will impress on the back of any certificate representing Units a legend substantially as follows:

- *These Units have not been registered under the Securities Act of 1933 or applicable state securities laws. They may not be offered or transferred by sale, assignment, pledge or otherwise unless (i) a registration statement for the Units under the Securities Act and applicable state securities laws is in effect or (ii) the Company has received an opinion of counsel satisfactory to the Company to the effect that such registration is not required.*

3.8 <u>Sophistication.</u> Subscriber possesses a sufficient degree of sophistication, knowledge, and experience in financial and business matters such that he is capable of evaluating the merits and risks of acquiring the Purchased Units.

3.9 <u>No Oral Representations.</u> No person representing the Company or purporting to do so has made any oral representation or warranty to Subscriber which is inconsistent with the information provided in writing to him. Subscriber agrees that he has not relied and shall not rely on any such representation or warranty in connection with any decision to acquire the Purchased Units.

3.10 <u>Execution on Behalf of Certain Entities.</u> If this Agreement is executed on behalf of a partnership, trust, corporation or other entity, the undersigned has been duly authorized to execute and deliver this Agreement and all other documents and instruments (if any) executed and delivered on behalf of such entity in connection with this subscription for the Purchased Units.

3.11 <u>Brokers.</u> No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Subscriber in connection with the purchase of the Purchased Units nor is Subscriber entitled to or will accept any such fee or commission.

3.12 <u>Indemnification.</u> Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties contained in this Agreement, and hereby agrees to indemnify and hold harmless the Company and any affiliate of the Company, and the officers, members, managers, associates, agents and employees of the Company and their affiliates, and any professional advisers to any of the above parties, from and against any and all loss, damage or liability (including costs and reasonable attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement of Subscriber or failure to fulfill any obligation of Subscriber, whether contained in this Agreement or in any other document completed as part of the sale of the Purchased Units to Subscriber, or arising out of the sale or distribution by Subscriber of any securities in violation of

the Securities Act or any applicable state securities laws. Notwithstanding any of the representations, warranties, acknowledgements or agreements made herein by Subscriber, Subscriber does not hereby or in any other manner waive any rights granted to him under federal or state securities laws.

3.13 <u>Subject to Operating Agreement.</u> The Units subscribed for herein shall at all times be subject to the terms of the Operating Agreement.

3.14 <u>Confidentiality.</u> Subscriberhereby agrees, on behalf of himself and his designated representative, if any, to keep confidential at all times any nonpublic information which such persons may acquire concerning the Company pursuant to this Agreement or otherwise. Nothing in this Section 3.14 (Confidentiality) shall be construed to impose a confidentiality obligation on such persons in connection with (a) any information already possessed by such persons which such persons acquired from sources other than the Company, or (b) any matter which is at the date of this Agreement, or thereafter becomes, public knowledge through no act or failure to act by the undersigned or designated representatives of Subscriber.

3.15 <u>Survival.</u>The foregoing representations and warranties of Subscriber shall survive the Closing. Subscriber represents and warrants that the representations, warranties and acknowledgements set forth above are true and accurate as of the date hereof and as of the Closing. If in any respect such representations and warranties shall not be true prior to the Closing, the undersigned will give prompt written notice of such fact to the Company.

4. General.

4.1 <u>Governing Law.</u>This Agreement will be construed in accordance with and governed by the laws of the State of `California`, without giving effect to conflict of law principles.

4.2 <u>Successors and Assigns.</u> Except as otherwise expressly provided in this Agreement, this Agreement will be binding on, and will inure to the benefit of, the successors and permitted assigns of the parties to this Agreement. Nothing in this Agreement is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights or obligations under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 <u>Notices.</u> All notices and other communications required or permitted hereunder will be in writing and will be delivered by hand or sent by overnight courier, fax or e-mail to:

<u>If to the Company</u>:

This section should be filled out with the Company's address and contact information.

Shaky Feelin'-Brand New Day LLC

Address: 19045 KITTRIDGE ST – APT 49
                RESEDA, CA 91335

E-mail: dan@mikesmanagement.com

Attention: Dan Agnew

with a copy to:

<u>If to the Subscriber</u>:

This section should be filled out with Subscriber's address and contact information.

Name:

Address:

E-mail:

Attention:

Each party may furnish an address substituting for the address given above by giving notice to the other parties in the manner prescribed by this Section 4.3. All notices and other communications will be deemed to have been given upon actual receipt by (or tender to and rejection by) the intended recipient or any other person at the specified address of the intended recipient.

      4.4 <u>Severability.</u> In the event that any provision of this Agreement is held to be unenforceable under applicable law, this Agreement will continue in full force and effect without such provision and will be enforceable in accordance with its terms.

      4.5 <u>Construction.</u> The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless the context of this Agreement clearly requires otherwise: (a) references to the plural include the singular, the singular the plural, and the part the

whole, (b) references to one gender include all genders, (c) "or" has the inclusive meaning frequently identified with the phrase "and/or," (d) "including" has the inclusive meaning frequently identified with the phrase "including but not limited to" or "including without limitation," and (e) references to "hereunder," "herein" or "hereof" relate to this Agreement as a whole. Any reference in this Agreement to any statute, rule, regulation or agreement, including this Agreement, shall be deemed to include such statute, rule, regulation or agreement as it may be modified, varied, amended or supplemented from time to time.

4.6 Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements and understanding other than this Agreement relating to the subject matter hereof.

4.7 Amendment and Waiver. This Agreement may be amended only by a written agreement executed by the parties hereto. No provision of this Agreement may be waived except by a written document executed by the party entitled to the benefits of the provision. No waiver of a provision will be deemed to be or will constitute a waiver of any other provision of this Agreement. A waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver.

4.8 Counterparts. This Agreement may be in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one instrument.

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement as of the date first written above.

COMPANY:

Signature: _____

Name: _____

Title: _____

Dated: _____

SUBSCRIBER:

Signature: _____

Name: _____

Title: _____

Dated: _____

Number of Units: _____